TSX, NYSE: AKG

ASANKO GOLD AMENDS RED KITE DEBT FINANCING

Vancouver, British Columbia, April 15, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce that it has agreed terms to amend its existing project debt facility with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) to reflect the Company’s plans to develop Phase 1 of the Asanko Gold Mine (“AGM”).  Definitive agreements are expected to be executed during Q2 2014.

The terms of the amended agreement will be substantially similar to the Definitive Senior Facilities Agreement (“Agreement”) that Asanko announced on October 24, 2013 for a US$150 million secured project debt facility for the Esaase Project. Since the acquisition of PMI Gold Corporation in February 2014, the Company has merged the two assets into the AGM, which will be developed in phases. The debt provided under the amended agreement will be specifically utilised for developing Phase 1 of the AGM. There are no costs payable by Asanko to Red Kite to transfer this facility to Phase 1 of the AGM.

The Agreement provides for two loan facilities: a US$130 million loan facility (the “Project Facility”) and a US$20 million cost overrun facility (the “Overrun facility”).  The Overrun facility is provided as an option available to the Company, should it be required.  Performance under the amended agreement will be fully secured by the assets related to Phase 1 of the AGM only and will be guaranteed by the Company until Phase 1 project completion.

There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, so Asanko will not be prevented from pursuing its growth strategy.

In addition to the Agreement, Asanko also entered into an Offtake Agreement under which Asanko would sell its gold for the life of the mine to Red Kite at spot prices during a nine day quotational period following shipment.  The terms of the Offtake Agreement will be amended to limit the gold to be delivered under the Offtake Agreement to a maximum of 2.22 million ounces.  The amended Offtake Agreement will also provide Asanko with an option to terminate the Offtake Agreement once the loans are repaid for a specified fee, which is dependent upon the total amount drawn under the debt facility and the number of ounces delivered at the time of termination.

Asanko’s President and Chief Executive Officer Peter Breese stated: “We are pleased to have amended our existing Agreement with Red Kite to reflect our revised project implementation plan following the creation of the Asanko Gold Mine.  Phase 1, which is expected to provide 220,000 ounces of gold per year for the first five years of operation starting in 2016, is fully financed from our cash balance of US$255 million1 plus this US$150 million debt facility.  ”

The terms of the amended agreement are substantially similar to the Agreement, namely:

Project Facility Details ($130 million):

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Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

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1.5% fee payable on drawdowns;

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Four year quarterly repayment schedule or early repayment at any time without penalty; and

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Conditions precedent to full drawdown principally are completion of the Phase 1 Project Plan with material outcomes substantially the same as the September 2012 Definitive Feasibility Study2 (“DFS”).

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The Company will be required to make the first drawdown upon execution of the definitive amendment agreement and to draw a total of $60 million by the end of 2014.

Overrun Facility Details ($20 million):

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Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

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3% fee payable on drawdowns;

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Three year quarterly repayment schedule and early repayment at any time without penalty; and

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Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite.  The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

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100% of the future gold production from Phase 1 of the AGM to a maximum of 2.22 million ounces;

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Red Kite to pay for 100% of the value of the gold nine business days after shipment;

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A provisional payment of 90% of the estimated value will be made one business day after delivery; and

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The gold sale price will be a spot price selected during a nine day quotational period following shipment.

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Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

Notes:

1.

Estimated cash balance as at February 6, 2014 which was the time of the close of the PMI Gold acquisition by Plan of Arrangement.

2.

PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 2012.  See filing on www.sedar.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities.

About RK Mine Finance

RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group.  Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney.  Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

Contact:

Grant Gilmour - Portfolio Manager

Telephone: +44 207 920 6185

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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